Exhibit 99.1

For More Information	PRESS RELEASE
Saia Contact: Eddie Stowe 770-232-4069	January 14, 2003
Vitran Contact: Robert Rinderman 212-835-8500

Saia, Vitran Announce
ONETrak Partnership Enhancements

Saia, a leading provider of regional ground transportation services, a subsidiary of SCS Transportation, Inc. (NASDAQ: SCST), and Vitran Corporation Inc. (TSX:VTN.A, AMX:VVN), a North American transportation firm, announced today that the companies enhanced their partnership to all direct points in the United States and Canada.

Saia and Vitran have been partners for three years and through this recent arrangement add another dimension to support customers.

ONETrak advances customer information with interfaces as follows:

•	One pro number from origin to destination

•	Shipments traced throughout the entire coverage areas of both companies

•	View imaged documents — bill of ladings and delivery receipts — on either company’s web site

•	Receive partner shipment information on reports from Saia or Vitran web sites

•	Retrieve transit times between all points in the United States and Canada

•	Customer service can provide real time information due to upgraded connectivity

“We are very excited about what this means for our customers,” said Saia President and CEO Rick O’Dell. “This enhancement advances the relationship with Vitran by extending our commitment to quality service and shipment visibility throughout the supply chain for our customers. By enhancing access to information through company systems and the Internet, the partnership service becomes a viable alternative for even the most sophisticated shipper,” O’Dell added.

Vitran President and Chief Executive Officer Richard E. Gaetz shared the enthusiasm. “This is an ideal geographic match,” he said. “This expands our customer service tremendously and the enhancements meet customer requirements for shipment visibility. Additionally, this will provide growth for both companies.” Vitran has 82 service centers throughout the Midwest and the South servicing 18 states and all 10 provinces in Canada. Saia has 109 service centers in 21 states across the South, Southwest and Northwest.

Vitran Corporation Inc. is a North American group of transportation companies offering less-than-truckload, truckload, intermodal marketing, truck brokerage and logistics services. To find out more about Vitran Corporation Inc. (TSX:VTN.A, AMX:VVN), visit the website at www.vitran.com.

Saia is a provider of regional one and two-day service from the southern coast, across the south and southwest to California, and the Pacific Northwest, with partner service to the rest of the United States. Saia also provides service to Puerto Rico, and complete North American partner coverage is offered including Canada and Mexico. Saia has 5,100 employees networking from more than 100 locations. Saia and Jevic Transportation are wholly owned subsidiaries of SCS Transportation, Inc., (NASDAQ: SCST), a regional carrier holding company based in Kansas City, Missouri. For more information visit the Saia website at www.saia.com or SCS Transportation at www.scstransportation.com.

Saia • 11465 Johns Creek Parkway • Duluth, GA 30097